Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W. [redacted]
Washington, D.C. 20549
USA

Madrid, September 14, 2006

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

The English version of a notice of significant event (*Comunicación de hecho relevante*), dated July 24, 2006, regarding the first half report of the year 2006, that is attached as **Item 1.** This English version was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

dlw 9/19

Enclosures

QUARTERLY EARNINGS REPORT FOR:

RECEIVED
2006 SEP 19 P 2:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PERIOD First Half YEAR 2006

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the power or powers of attorney by virtue of which they represent the company:
Juan Luis Cebrian, CEO of Grupo Prisa
Notarial Power of Attorney No. 2387/99 of July 5, 1999

CONTENT OF HALF-YEARLY INFORMATION PROVIDED
(mark with an X where applicable)

		Individual	Consolidated
I. Data Identifying Issuer	0010	X	
II. Variation in Consolidated Group	0020		X
III. Basis for Presentation and Valuation Standards Applied	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Comparative Balance Sheet	0060		X
VII. Net Turnover by Activity	0070	X	X
VIII. Number of Employees	0080	X	X
IX. Business Performance	0090		X
X. Issue, Redemption or Cancellation of Debenture Loans	0100		
XI. Dividends Distributed	0110	X	
XII. Significant Events	0120	X	X
XIII. Schedule Explaining Significant Events	0130	X	X
XIV. Linked Transactions	0140	X	X
XII. Auditors' Special Report	0150	X	X

II. VARIATION IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (1)

LOCAL TELEVISION

In January, 2006 TV Digital de Baleares, S.L. was incorporated, being 0.08% owned by Promotora de Emisoras de Televisión, S.A. and 39.92% by Televisión, Medios y Publicidad, S.L., which in turn is wholly-owned by Promotora de Emisoras de Televisión, S.A. It was consolidated from February 1, 2006 using the equity consolidation method.

From January, 2006 Productora Asturiana de Televisión, S.A. has been consolidated using the full consolidation method, having previously been consolidated using the equity method. The company is 59.99% owned by Promotora de Emisoras de Televisión, S.A.

In April, 2006 Promotora de Emisoras de Televisión, S.A. increased its 97% interest in Productora Digital de Medios Audiovisuales, S.A. to 100%. It continues to be consolidated using the full consolidation method.

Due to a capital increase in Productora de Televisiones de León, S.A., in June, 2006 Promotora de Emisoras de Televisión, S.A.'s interest in that company decreased from 32.33% to 31.07%. It continues to be consolidated using the equity method.

Due to a capital increase in Productora Audiovisual de Badajoz, S.A., in June, 2006 Promotora de Emisoras de Televisión, S.A.'s interest in that company increased from 51.0% to 61,45%. It continues to be consolidated using the full consolidation method.

RADIO-SPAIN

In January, 2006 100% of Ciudad Real Noticias, S.A. was sold. That company had been consolidated using the full consolidation method.

Telecomunicaciones Empresariales del Sur, S.L. was dissolved in February, 2006, and all of its assets and liabilities were assigned to Ediciones LM, S.L. The defunct company had been wholly-owned by Ediciones LM, S.L. and was consolidated using the full consolidation method.

In March, 2006, after obtaining authorization from the broadcasting sector and competition authorities, Sociedad de Servicios Radiofónicos Unión Radio, S.L. (80% owned by Promotora de Informaciones S.L.) increased its interest to 100% in both Antena3 de Radio, S.A. and Sociedad Española de Radiofusión, S.A. It is consolidated using the full consolidation method.

RADIO-INTERNATIONAL

In January, 2006 GLR Southern California was incorporated, being wholly-owned by GLR Broadcasting, L.L.C. It is consolidated using the full consolidation method.

In March, 2006 Grupo Latino de Radio, S.L. acquired 100% of W3 Comm Inmobiliaria, S.A. de C.V. It is consolidated using the full consolidation method.

In March, 2006 Grupo Latino de Radio, S.L. acquired 48.98% of W3 Comm Concesionaria, S.A. de C.V. It is consolidated using the equity method.

In April, 2006, Promotora de Informaciones, S.A. acquired 24% of Prisa División Internacional, S.L., increasing its interest in that company to 99.998%. It is consolidated using the full consolidation method.

In June, 2006 GLR Colombia, Ltda. was incorporated, being 99% owned by Grupo Latino de Radio, S.L. and 1% by Prisa División Internacional, S.L. It is consolidated using the full consolidation method.

In June, 2006 Prisa División Internacional sold 66.785% of Grupo Latino de Radio, S.L. to Promotora de Informaciones S.A. This sale was based on its net book value and does not affect consolidated figures. As a result of this operation, Prisa División Internacional now holds a 20% interest in Grupo Latino de Radio, S.L. and Promotora de Informaciones, S.A. has 80%. It continues to be consolidated using the full consolidation method.

In June, 2006 Prisa División Internacional sold 20% of Grupo Latino de Radio, S.L. to Grupo Godó. It continues to be consolidated using the full consolidation method.

In June, 2006 a capital increase was carried out with respect to Sociedad de Servicios Radiofónicos Unión Radio, S.L., subscribed by Promotora de Informaciones, S.A. with a contribution of 80% of Grupo Latino de Radio, S.L. and by Grupo Godó, which contributed 20% of Grupo Latino de Radio, S.L. After the contributions, Sociedad de Servicios R. Unión Radio, S.L. now has a 100% interest in Grupo Latino de Radio, S.L. It was consolidated using the full consolidation method without changes in its consolidation perimeter.

EDUCATION-PUBLISHING

In March, 2006 Santillana Formación, S.L. (Colombia) was incorporated, being 99%-owned by Santillana Educación, S.L. (Spain) and with a 1% interest belonging to Distribuidora y Editora Richmond, S.A. (Colombia).

In June, 2006 Santillana, S.A. (Perú)'s 99.88% interest in Librerías Crisol, S.A.C (Perú) was sold. This company had been consolidated using the full consolidation method.

DISTRIBUTION

In May, 2006 Distribuidora de Publicaciones Boreal, S.L. (29%-owned by Redprensa, S.A.) exercised its purchase option of 50% of Distrigalicia, S.L. and now owns 100% of that company. It is consolidated using the equity method.

In May, 2006 Cronodis Logística Integral, S.L. was incorporated, being 95%-owned by Gestión de Logística Editorial, S.L. It is consolidated using the full consolidation method.

MUSIC

In January, 2006 Gran Vía Musical Inc., which was wholly-owned by Gran Vía Musical de Ediciones, S.L., was dissolved. It had been consolidated using the full consolidation method.

SOGECABLE

In April, 2006, after Promotora de Informaciones, S.A.'s successful share purchase bid for Sogecable, S.A in March, 2006, and subsequent to a capital increase in Sogecable, S.A., its interest in Sogecable is now 42.94%. It has been consolidated using the full consolidation method commencing in April, 2006.

III. FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company.)

Individual Financial Information:

The financial information for Promotora de Informaciones, S.A's. annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) in effect for unaudited accounts. Some of the projects, decisions and interpretations are presently being reviewed and discussed by the IASB, IFRIC and/or stock market regulatory authorities.

Changes

In the section on the Distribution of Jan-June 2005 Net Turnover by Activity, “audiovisual income” has been reclassified, excluding from that account income from music activities (events, collections, and music sales) amounting to 4.61 million euros, which has been included in "Other Income".

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Euros 000

ASSETS

				CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL		0200		
I.	Start-up Expenses		0210	361	1,084
II.	Intangible Assets		0220	5,006	3,038
II.1.		Rights in Leased Assets	0221		
II.2.		Other Intangible Assets	0222	5,006	3,038
III.	Tangible Assets		0230	3,608	3,624
IV.	Long-Term Financial Investments		0240	2,412,481	957,016
V.	Long-Term Treasury Stock		0250	37,809	30,056
VI.	Long-term Trade Debtors		0255		
B)	FIXED ASSETS (2)		0260	**2,459,265**	**994,818**
C)	DEFERRED EXPENSES (3)		0280	12,931	2,610
I.	Called-up Share Capital		0290		
II.	Inventory		0300		
III.	Debtors		0310	11,925	25,935
IV.	Short-term Investments		0320	147,944	164,779
V.	Short-term Treasury Stock		0330		
VI.	Cash and Banks		0340	1,446	92
VII.	Prepayments		0350	1,683	601
D)	CURRENT ASSETS		0360	**162,998**	**191,407**
	TOTAL ASSETS (A + B + C + D)		0370	**2,635,194**	**1,188,835**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	0500	21,881	21,881
II.	Reserves	0510	676,711	598,494
III.	Profit/Loss from Previous Years	0520		
IV.	Profit/Loss for the Year	0530	93,568	44,951
V.	Interim Dividends Paid During the Year	0550		
A)	SHAREHOLDERS' EQUITY	0560	**792,160**	**665,326**
B)	DEFERRED INCOME(4)	0590	1,010	657
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	35,589	11.475
I.	Issue of Bonds and Other Negotiable Securities	0610	162,300	162,300
II.	Amounts Owed to Credit Institutions	0615	1,206,675	211,814
III.	Amounts Owed to Group and Associated Companies	0620	0	4,404
IV.	Long-term Trade Creditors	0625		

V.	Other Long Term Liabilities	0630	134	198
D)	LONG TERM LIABILITIES	0640	1,369,109	378,716
I.	Issue of Bonds and Other Negotiable Securities	0650		
II.	Amounts Owed to Credit Institutions	0655	365,770	122,591
III.	Amounts Owed to Group and Associated Companies	0660	52,566	2,843
IV.	Trade Creditors	0665	4,783	2,693
V.	Other Short Term Liabilities	0670	12,352	4,534
VI.	Accruals	0680	1,855	0
E)	SHORT TERM LIABILITIES (5)	0690	437,326	132,661
F)	SHORT TERM PROVISIONS FOR LIABILITIES AND CHARGES	0695		
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	2,635,194	1,188,835

V. INDIVIDUAL COMPANY RESULTS

Units: Euros 000			CURRENT YEAR Amount	%	LAST YEAR Amount	%
+	Net Turnover (6)	0800	106,481	100.00%	65,432	100.00%
+	Other Income (7)	0810		0.00%		0.00%
+/-	Change in Stocks of Finished and Semi-finished Goods	0820		0.00%		0.00%
=	TOTAL REVENUES	0830	106,481	100.00%	65,432	100.00%
-	Net Purchases	0840		0.00%		0.00%
+/-	Change in Stocks of Commodities, Raw Materials and Other Consumables	0850		0.00%		0.00%
-	External Costs and Operating Costs (8)	0860	-8,062	-7.57%	-7,520	-11.49%
=	ADJUSTED VALUE-ADDED	0870	**98,419**	92.43%	**57,912**	88.51%
+/-	Other Expenses and Income (9)	0880		0.00%		0.00%
-	Personnel Costs	0890	-6,952	-6.53%	-8,047	-12.30%
=	GROSS OPERATING PROFIT	0900	**91,467**	85.90%	**49,865**	76.21%
-	Allowance for Fixed Asset Depreciation	0910	-1,383	-1.30%	-1,583	-2.42%
-	Allowance for Reversion Fund	0915		0.00%		0.00%
+/-	Change in Provisions for Working Capital (10)	0920		0.00%	-12	-0.02%
=	NET OPERATING PROFIT	0930	**90,084**	84.60%	**48,270**	73.77%
+	Financial Income	0940	4,062	3.81%	6,513	9.95%
-	Financial Expenses	0950	-21,835	-20.51%	-6,072	-9.28%
+	Interest and Capitalized Exchange Rate Differences	0960		0.00%		0.00%
+/-	Allowance for Depreciation and Financial Provisions (11)	0970		0.00%		0.00%
=	ORDINARY INCOME	1020	**72,311**	67.91%	**48,711**	74.45%
+/-	Profits from Intangible Assets and Control Portfolio (12)	1021		0.00%		0.00%
+/-	Change in Provisions for Intangible and Tangible Assets and Control Portfolio (13)	1023	19,435	18.25%	-10,297	-15.74%
+/-	Profits from Operations with Own Shares and Bonds (14)	1025		0.00%		0.00%
+/-	Profits from Previous Years (15)	1026		0.00%		0.00%
+/-	Other Extraordinary Profit (16)	1030	3,270	3.07%	-595	-0.91%
=	PROFIT BEFORE TAXES	1040	**95,016**	89.23%	**37,819**	57.80%
+/-	Corporate Income Tax and Others	1042	-1,448	-1.36%	7,132	10.90%
=	PROFIT FOR THE YEAR	1044	**93,568**	87.87%	**44,951**	68.70%

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units: Euros 000

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
I.	Tangible Fixed Assets	4000	508,142	309,743
II.	Real Estate Investments	4010	12,139	11,739
III.	Goodwill	4020	1,572,550	200,037
IV.	Other Intangible Assets	4030	413,756	86,805
V.	Long Term Financial Investments	4040	77,292	46,720
VI.	Investments in Associates	4050	267,365	446,716
VII.	Biological Assets	4060		
VIII.	Deferred tax assets	4070	1,438,989	87,583
IX.	Other Fixed Assets	4080	13,218	189
A)	FIXED ASSETS	4090	**4,303,451**	**1,189,532**
I.	Biological Assets	4100		
II.	Inventory	4110	261,857	106,527
III.	Debtors and other account receivables	4120	892,859	550,458
IV.	Short-term Investments	4140	4,353	9,346
V.	Assets for tax on current earnings	4150		
VI.	Other current assets	4160		
VII.	Cash and Cash equivalents	4170	41,449	31,015
	Sub total CURRENT ASSETS	4180	**1,200,518**	**697,346**
VIII.	Non-current assets classified as held for sale and discontinued operations	4190		
B)	CURRENT ASSETS	4195	**1,200,518**	**697,346**
	TOTAL ASSETS (A + B)	4200	**5,503,969**	**1,886,878**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	4210	21,881	21,881
II.	Other Reserves (20)	4220	610,400	550,436
III.	Cumulative Profit (21)	4230	311,267	233,759
IV.	Other equity elements	4235		
V.	Minus: Treasury Stock	4240	-37,809	-30,056
VI.	Translation Adjustments	4250	5,301	8,280
VII.	Other valuation adjustments	4260		
VIII.	Reservas de revalorización de activos no corrientes clasificados como mantenidos para la venta de de actividades interrumpidas	4265		
IX.	Less: Interim Dividends	4270		
	EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	4280	**911,040**	**784,300**
X.	Minority Interests	4290	269,565	17,372
A)	SHAREHOLDERS' EQUITY	4300	**1,180,605**	**801,672**

I.	Issue of Bonds and Other Negotiable Securities	4310	[illegible]	[illegible]
II.	Long term bank debt	4320	2,178,441	279,858
III.	Other long term financial assets	4330	206,503	6,083
IV.	Deferred tax liabilities	4340	127,434	42,167
V.	Provisions	4350	50,912	20,746
VI.	Other Long-Term Liabilities	4360	25,904	5,083
B)	**LONG-TERM LIABILITIES**	**4370**	**2,742,078**	**503,330**
I.	Issue of Bonds and Other Negotiable Securities	4380		
II.	Short term bank debt	4390	552,596	214,563
III.	Trade Creditors and other short term liabilities	4400	996,146	355,823
IV.	Other Short-Term Financial Liabilities	4410		
V.	Provisions	4420	3,545	4,134
VI.	Liabilities for tax on current earnings	4430		
VII.	Other short term liabilities	4440	28,999	7,356
	Subtotal Current Liabilities	**4450**	**1,581,286**	**581,876**
VIII.	*Liabilities directly associated with non-current* assets classified as held for sale and discontinued activities	4465		
C)	**SHORT-TERM LIABILITIES**	**4470**	**1,581,286**	**581,876**
	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A + B + C)	**4480**	**5,503,969**	**1,886,878**

V. CONSOLIDATED GROUP RESULTS
(INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units.: Euros 000			CURRENT YEAR Amount	%	LAST YEAR Amount	%
+	Net Turnover	4500	1,168,432	100.0%	712,059	100.00%
+	Other Income	4510	44,493	3.81%	23,642	3.32%
+/-	Change in Stocks of Finished and Semi-finished Goods	4520		0.00%		0.00%
-	Net Purchases	4530	-420,374	-35.98%	-176,841	-24.84%
-	Personnel Costs	4540	-235,291	-20.14%	-182,601	-25.64%
-	Depreciation charges	4550	-89,773	-7.68%	-34,011	-4.78%
-	Other expenses	4560	-308,004	-26.36%	-230,189	-32.33%
=	OPERATING PROFIT/LOSS	4570	**159,483**	13.65%	**112,059**	15.74%
+	Financial Income	4580	2,848	0.24%	7,335	1.03%
-	Financial Expenses	4590	-45,103	-3.86%	-14,300	-2.01%
+/-	(Net) exchange rate differences	4600	1,785	0.15%	1,253	0.18%
+/-	Profit/loss from differences in the value of financial instruments vs. fair value (net)	4610				0.00%
+/-	Profit/loss from difference in the value of non-financial assets vs. fair value (net)	4620				0.00%
+/-	Profit/loss from impairment/reversal of impairment of assets (net)	4630				0.00%
+/-	Share of Profit/Loss in Companies Consolidates Using the Equity Method	4640	-6,371	-0.58%	1,642	0.23%
+/-	Profit/loss from disposal of non-current assets or valuation of non-current assets classified as held for sale or included in discontinued activities (net)	4650		0.00%		0.00%
+/-	Other income/loss	4660		0.00%		0.00%
=	PROFIT/LOSS BEFORE TAXES OF CONTINUING OPERATIONS	4680	**112,282**	9.61%	**107,989**	15.17%
+/-	Tax on Profits	4690	-40,792	-3.49%	-33,279	-4.67%
=	PROFIT/LOSS OF CONTINUING OPERATIONS	4700	**71,490**	6.12%	**74,710**	10.49%
+/-	Profit/loss after taxes on discontinued activities (net) (23)	4710		0.00%		0.00%
=	PROFIT/LOSS FOR THE YEAR	4720	71,490	6.12%	74,710	10.49%
+/-	Profit/Loss Attributable to Minority Interests	4730	-4,230	-0.36%	-1,397	-0.20%
=	PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	4740	**67,260**	5.76%	**73,313**	10.30%

VI. CONSOLIDATED COMPARATIVE BALANCE SHEET BETWEEN PREVIOUS GAAP AND THE INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS

Units: Euros 000

	ASSETS		BEGINNING OF THE YEAR 2005 (IFRS)	CLOSING BALANCE SHEET FOR YEAR 2004 (PREVIOUS GAAP)
I.	Start-up Expenses	5000		
II.	Tangible Fixed Assets	5010	296,931	10,240
III.	Real Estate Investments	5020	11,472	
IV.	Goodwill	5030	188,407	428,158
V.	Other Intangible Assets	5040	78,090	93,733
VI.	Long term Financial Investments	5050	96,584	262,349
VII.	Long-Term Parent Company Stock	5060		29,706
VIII.	Other Long-Term Assets	5070	438,869	
A)	FIXED ASSETS	5080	**1,110,353**	**1,119,648**
B)	DEFERRED EXPENSES	5090		5,857
I.	Inventory	5100	99,654	99,851
II.	Trade Debtors and other receivables	5110	455,229	460,874
III.	Short-term Investments	5120	6,016	8,642
IV.	Short-term Parent Company Stock	5130		
V.	Other short term assets	5140		6,938
VI.	Cash and Cash Equivalents	5150	24,514	21,888
	Subtotal	5160	**585,413**	**598,193**
VII.	Non-current assets classified as held for sale or included in discontinued activities	5170		
C)	CURRENT ASSETS	5175	**585,413**	**598,193**
	TOTAL ASSETS (A + B + C)	5180	**1,695,766**	**1,723,698**

	LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	5190	21,881	21,881
II.	Reserves	5200	730,907	657,666
	Out of which: reserves due to translation to IFRS	5210	-49,919	
III.	Other equity elements	5215	107	-47,034
IV.	Minus: Treasury stock	5220	-29,706	
V.	Valuation adjustments	5230		
VI.	Profit for the year	5240		103,252
VII.	Interim Dividends Paid During the Year	5250		
A)	SHAREHOLDERS' EQUITY IN PREVIOUS GAAP/ EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	5260	**723,189**	**735,765**

B)	MINORITY INTERESTS	5270	15,744	16,747
	TOTAL SHAREHOLDERS EQUITY ACCORDING TO IFRS (A+B)	5280	**738,933**	
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	5300		7,288
I.	Issue of Bonds and Other Negotiable Securities	5310	147,658	162,300
II.	Long term back debt	5320	259,641	260,418
III.	Provisions	5330	21,531	21,531
IV.	Other Long-Term Liabilities	5340	50,283	36,175
E)	LONG-TERM LIABILITIES	5350	**479,113**	**480,424**
I.	Issue of Bonds and Other Negotiable Securities	5360		
II.	Long term bank debt	5370	144,491	144,591
III.	Trade Creditors and other short term payables	5380	325,177	328,332
IV.	Provisions	5390	3,989	3,989
V.	Other short term liabilities	5400	4,063	6,562
	SUBTOTAL	5410	**477,720**	**483,474**
VI.	Liabilities directly associated with non-current assets classified as maintained for sale and discontinued activities	5420		
F)	SHORT-TERM LIABILITIES	5425	**477,720**	**483,474**
	TOTAL LIABILITIES & SHAREHOLDERS EQUITY (A + B + C + D + E + F)	5430	**1,695,766**	**1,723,698**

VII. NET TURNOVER BREAKDOWN (BY BUSINESS)

ACTIVITY		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
Advertising Revenues	2100			360,196	261,305
Sales of Books and Rights	2105			218,097	188,531
Newspaper/Magazine Sales	2110			101,275	105,605
Promotional Activities	2115			65,668	76,412
Printing Revenues	2120			27,415	31,355
Audiovisual Revenues	2125			88,407	15,094
Subscribers Revenues	2130			256,978	0
Other Revenues	2135	106,481	65,432	50,396	33,757
	2140				
Works Finished Pending License (*)	2145				
Total I. N. C. N	2150	**106,481**	**65,432**	**1,168,432**	**712,059**
National Market	2160	106,481	65,432	951,922	538,640
Exports: European Union	2170			8,388	9,222
OECD Countries	2173			55,788	58,667
Other Countries	2175			152,334	105,530

(*) Applicable only to construction companies

VII. NUMBER OF EMPLOYEES DURING THE PERIOD

		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
TOTAL EMPLOYEES	3000	110	104	11,930	9,438

IX. BUSINESS PERFORMANCE

(In addition to conforming to the instructions for filing this half-yearly information, the information included herein should expressly mention the following aspects: trends in income and associated costs; composition and analysis of the principal operations giving rise to extraordinary profits or losses; observations concerning the most relevant investments and divestments, explaining their impact on the company's working capital and especially on its cash situation; sufficient explanation of the nature and effects of items that may have caused significant variations in the company's turnover or in its profits or losses during the current six-month period with regard to the information made public during the previous quarter).

(See the attached file)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Mention the dividends actually paid since the beginning of the financial year)

		% above par	Euros per share	Amount (Euros 000)
1. Ordinary Shares	3100	100.0	0.14	30,204
2. Preference Shares	3110			
3. Redeemable Shares	3115			
3. Non-voting Shares	3120			

Additional information concerning the distribution of dividends (interim, complementary, etc.)

Attachment on the next page (G-11b)

XII. SIGNIFICANT EVENTS (*)

		Code	YES	NO
1.	Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200	X	
2.	Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3.	Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220	X	
4.	Increases or reductions in share capital or in the face value of shares.	3230		X
5.	Bond issues, repayment or cancellation.	3240		X
6.	Change of directors or members of the Board of Directors.	3250	X	
7.	Amendment of corporate bylaws.	3260		X
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10.	Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290		X
11.	Insolvencies, suspension of payments, etc.	3310		X
12.	Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13.	Strategic alliances with national or international groups (stock swaps, etc.).	3330		X
14.	Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is "yes," attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

Additional information concerning distribution of dividends (interim, complementary, etc.)

Not applicable.

On January 23 the National Securities Exchange Commission announced that during its board meeting held that same day, it authorized the public offer to acquire 20% of the capital stock of Sogecable, S.A.

On January 26 Prisa announced that its US subsidiary GLR Southern California LLC has acquired from Citicasters, a subsidiary of Clear Channel, the programming and commercial exploitation rights in an AM radio operation, with coverage extending from the north of Baja California, Mexico to Los Angeles, California.

On January 30 a novation of the parties was announced with respect to the agreement signed by Timón, S.A. and other individual and corporate shareholders of Promotora de Publicaciones, S.L. with regard to Promotora de Informaciones, S.A.

On January 31 Sogecable, S.A. submitted the report issued by its Board of Directors concerning Prisa's public offer to acquire stock in that company.

On February 16 Prisa announced that it had decided to hold the initial session of its Annual Shareholders Meeting on March 23, 2006.

On February 16 Prisa submitted its Annual Report on Corporate Governance for the 2005 fiscal year.

On February 16 Prisa announced that its Board of Directors had resolved to modify the clause "Irrevocability of the Votes Cast" of its Rules for Interpreting and Applying the Regulation of the Annual Shareholders Meeting of Promotora de Informaciones, S.A.

On February 17 Prisa submitted its results for the 2005 fiscal year.

On February 21 Prisa submitted the announcement of the call for its Annual Shareholders Meeting, together with the documentation made available to its shareholders.

On March 23 Prisa announced the resolutions adopted at the Annual Shareholders Meeting held that same day.

On March 23 Prisa announced that it was resolved at the Annual Shareholders Meeting to distribute a dividend from the profits for the 2005 fiscal year in the amount of 0,140 Euros (gross) per share. It was decided that the dividend would be paid on March 28, 2006.

On March 23 Prisa added the texts of the of the speeches of the Chairman of the Board of Directors and the Chief Executive Officer delivered at the Annual Shareholders Meeting.

On March 23 Prisa announced that the Board of Directors has proceeded to implement the delivery of shares to Grupo Prisa executives and managers, from the Company's treasury stock, as extended during the Annual Meeting held on March 17, 2005. The total value of the shares to be delivered amounts to 288,000 €, each recipient receiving a maximum of 12,000 € worth of shares.

On March 29 Prisa announced the implementation of the capital increase of its investee SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, SL, 80% by Grupo Prisa and 20% by Grupo Godó, by means of contributing to it 99.99% of the capital of SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN SA, owned by Prisa, and 100% of INVERSIONES GODÓ S.A (50.93% owned by Grupo Prisa and 49.07% by Grupo Godó) and PALTRIEVA S.A. The latter two control 99.42% of Antena 3 de Radio, S.A.

On April 20 Prisa announced that at its meeting held that day its Board of Directors voted to appoint Ms. Agnès Noguera Borel to fill the vacancy left by the death of Mr. Alvaro Noguera Giménez. The Board of Directors likewise appointed Ms. Agnès Noguera Borel as a member of the Remuneration and Appointments Committee.

On April 20 Prisa announced that it had acquired from Courical Holding, BV and Berggruen Holdings Limited the 16.800% and 7.200% shares that those companies respectively held in Prisa División Internacional, SL.

On April 24 Prisa presented its earnings report for the first quarter 2006.

On April 26 Prisa issued information concerning its long-term syndicated financing in the amount of 1,600,000,000 euros.

On April 28 Prisa announced that in the context of the future restructuring of the bank debt of Dédalo Grupo Gráfico, SL (Dédalo), which is 40%-owned by its subsidiary Prisaprint, SL, an agreement had been reached with the other owners of Dédalo that partially amends their Joint Venture Agreement of October 24, 2003.

On May 19 Prisa announced that on that same day it signed a syndicated financing agreement for a maximum of 1,600,000,000 euros with a group of 40 financial entities.

On June 14 Prisa announced that it had sold 20% of the share capital of Grupo Latino de Radio, S.L. (GLR) to Grupo Godó de Comunicación, S.A. (Grupo Godó) for 35,000,000 euros and that, immediately thereafter, in a capital increase Prisa and Grupo Godó contributed 100% of the capital of GLR to Servicios Radifónicos Unión Radio, which is owned by Prisa (80%) and Grupo Godó (20%).

XIV. LINKED TRANSACTIONS

1. Transactions with Significant Shareholders of the Company

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
023	Dividends	Aggregate	Ac	6,074			Timón, S.A
023	Dividends	Individual	Ac	13,643			Promotora de Publicaciones, S.L.

Other Aspects:

The aggregate amount of dividends received by Timón, S.A. includes those received from Prisa by that company (5,660,891.88 €) and those received by the following companies in which Timón has holdings: i) Nomit Inversiones SICAV: 75,621 €, iii) Nomit III Internacional SICAV: 153,087 €, iv) Nomit IV Global SICAV: 165,276 € and v) Eure K Inversiones SICAV: 19,785 €.

2. Transactions with Company Directors and Managers

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
026	Remuneration	Aggregate	Ac	4,313			Prisa Directors
026	Remuneration	Aggregate	Ac	1,161			Managers

Other Aspects:

The aggregate remuneration of the Prisa Directors refers to remuneration received from Promotora de Informaciones, S.A.

The aggregate remuneration of Managers refers to remuneration received by members of the Executive Committee and the Management Committee, who are not members of the Board of Directors of Promotora de Informaciones, S.A., and who are under employment contracts with that company.

3. Transactions among Group Personnel, Companies or Entities

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
026	Remuneration	Aggregate	Ac	1,477			Prisa Directors
026	Remuneration	Aggregate	Ac	2,267			Managers
010	Receipt of services	Aggregate	Ac	1,079			Sogecable, S.A.
009	Provision of services	Aggregate	Ac	15,155			Sogecable, S.A.
010	Receipt of services	Aggregate	Ac	2,263			Sogecable, S.A.
010	Receipt of services	Aggregate	Ac	21,174			Dédalo Grupo Gráfico, S.L.
024	Guarantees and Securities	Individual	Ac	15,000			Dédalo Grupo Gráfico, S.L.
016	Financing	Individual	Ac	10,000			Dédalo Grupo

	agreements: loans						Gráfico, S.L.

Other Aspects

The aggregate remuneration of the Prisa Directors refers to remuneration received from group companies other than Promotora de Informaciones, S.A.

The aggregate remuneration of Managers refers to remuneration received by members of the Executive Committee and the Management Committee who are not members of the Board of Directors of Promotora de Informaciones, S.A., and who are under employment contracts with group companies other than Promotora de Informaciones, S.A.

Transactions with Sogecable, S.A.
010: Services provided to Sogecable, S.A. in the amount of 1,079,000 euros include services provided by Board Member Mr. Gregorio Marañón y Bertrán de Lis (in the amount of 100,000 euros) and by Cortés Abogados y Cía. S.R.C (in the amount of 979,000 euros).

009 y 010: The services provided in the amount of 15,155,000 euros and services received in the amount of 2,263,000 euros were provided or received by Promotora de Informaciones, S.A. and certain of its affiliates, and by Sogecable, S.A. and its affiliates.

Transactions with Dédalo Grupo Gráfico, S.L.:
010: Services received in the amount of 21,174,000 euros include printing services provided to different Grupo Prisa companies by several companies in which Dédalo Grupo Gráfico, S.L. has interests.

024: Prisa provided a joint and several guarantee to Dédalo Grupo Gráfico, S.L. with respect to the banking syndicate created by virtue of the syndicated credit and loan agreement signed on December 23, 2003, and renewed on February 24, 2005 and May 10, 2006, for a maximum of 15,000,000 euros.

016: Prisaprint, S.L., a subsidiary of Prisa, signed a subordinated loan agreement with Dédalo Grupo Gráfico, S.L, pursuant to which it contributed to the latter 10,000,000 euros.

4. Transactions with Other Linked Parties

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
017	Financing agreements: capital contributions	Aggregate	Ac	12,379			Iberbanda, S.A.
024	Guarantees and securities	Aggregate	An	26,275			Iberbanda, S.A.

Other Aspects

017: Prisa capitalized three loans in Iberbanda for a total of 9,704,000 euros and made a cash contribution in the amount of 2,675,000 euros.

XV. SPECIAL AUDIT REPORT

(This section should only be completed with information from the first semester of the financial year following the last one that was closed and audited, and is only applicable to those companies which, pursuant to the provisions of Section 13 of the Ministerial Order of January 18, 1991, are obliged to file a special audit report when the auditors of the audit report of the annual accounts issued for the previous year declined to issue an opinion or issued a negative report or one containing provisos. The special audit report should indicate that an appendix is attached to the half-year information containing explanations from the directors of the company with respect to the current situation concerning the provisos included by the auditors in their report on the audit conducted of the previous year's annual accounts and which, in accordance with applicable auditing standards, served as a basis for the special audit report).

(See attached file)

Grupo PRISA

January-June 2006 Results

July 24, 2006

NOTA 1

Prisa globally consolidates Sogecable since April 1, 2006. The consolidation of Sogecable changes significantly the Group's profile in the first six months of 2006.

NOTA 2

In the last months, Grupo Prisa has undertaken a restructuring of its business that has culminated in the merger of the radio activities in Spain and internationally. Following the new structure, the Group's activities have been organized into six areas: Press, Radio, Education-Publishing, Audiovisual, Digital and Other.

Press activities include the business of El País, Specialized and Regional Press, Magazines, as well as the International Press business that used to be included in International Media.

Radio activities include the Radio business in Spain and in foreign countries (Colombia, Mexico, United States, Argentina, Chile, Panama, Costa Rica and France) as well as the Music business.

Education-Publishing covers the Santillana business in Spain, Portugal, United States and Latin America.

Audiovisual groups the Local TV business, Audiovisual Production (Plural and Tesela) and Sogecable, which is globally consolidated in the Group's accounts since April 1, 2006. The 33% stake in the Portuguese group Media Capital is consolidated through equity method.

The Digital business includes the activities derived from Prisacom.

Other, covers different business such as Advertising Agency (GDM), Printing (Dédalo), and Distribution.

AS A RESULT OF SOGECABLE CONSOLIDATION, PRISA INCREASES ITS OPERATING PROFIT (EBIT) BY 42.3% REACHING €159 MILLION.

Revenues (€1,212.93 million) increased by 64.9%.

The most relevant events in the first six month of 2006 have been the following:

- **Increase in advertising revenues (+37.8%)**. The 21.0% increase in the Radio business (Spain +17.6% and International +35.2%), El País (+6.1%) and the contribution of Sogecable adverting revenues (€62.2 million) explain this performance.
- **Santillana operating revenues (€225.72 million) increased by 15.9%**. It is worth highlighting the performance of Brazil (+43.0%), Argentina (+36.7%) and Chile (+46.7). It also highlights the performance in Spain and Mexico although most of the sales of these two campaigns take place in the third quarter of the year.
- **Add-ons reached €65.7 million in revenues** and €15.55 million in EBIT contribution. Grupo Prisa has started an international expansion of this activity (France, Italy or Portugal) showing a positive opportunity.
- According to the results released by **EGM ("segunda ola 2006")**, Cadena Ser, with 4,922,000 listeners, continues to be the market leader and it is the only national talk radio station which has increased its listeners.
- **AS increases its revenues by 11.9%**, increasing its advertising revenues by 36.5%.
- **Prisacom (Internet activities)** increases its revenues by 47.3% and reaches break-even at the operating level.
- **Digital+** has continued growing its subscriber base in the second quarter of the year. As of June 30, it had 1,990,000 subscribers in its Pay TV platform.
- As a result of the 20% **takeover bid**, Grupo Prisa fully consolidates **Sogecable** since April 1, 2006.
- Grupo Prisa fully consolidates **Antena 3 Radio** since January 1, 2006.
- **Grupo Prisa and Grupo Godó** create the largest radio company in the Spanish-speaking territory through the merger of the radio activities in Spain and in the foreign countries. The new company (Unión Radio) is 80% owned by Prisa and 20% owned by Grupo Godó.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - JUNE		
	2006	2005	Chg. %
Operating revenues	**1,212.93**	**735.70**	**64.9**
EBITDA	**261.39**	**160.32**	**63.0**
EBIT	**159.48**	**112.06**	**42.3**
Net financial cost	(40.47)	(5.71)	-
Income from associates	(6.73)	1.64	-
Profit before tax	**112.28**	**107.99**	**4.0**
Income tax expense	40.79	33.28	22.6
Minority interest	(4.23)	(1.40)	-
Net profit	**67.26**	**73.31**	**(8.3)**
EBITDA Margin	**21.5%**	**21.8%**	
EBIT Margin	**13.1%**	**15.2%**	

OPERATING REVENUES

In the fist half of the year, operating revenues increased by 64.9% reaching €1,212.93 million compared to €735.70 million in the first half of 2005. Revenue **breakdown** is shown below:

€ Million	JANUARY-JUNE		
	2006	2005	Chg. %
Advertising revenues	360.20	261.31	37.8
Subscriber revenues	256.98	-	-
Books and rights sales	218.10	188.53	15.7
Newspapers and magazine sales	101.28	105.61	(4.1)
Revenues from add-ons	65.67	76.41	(14.1)
Printing sales[1]	27.42	31.36	(12.6)
Audiovisual revenues	88.41	15.09	-
Revenues from fixed assets	19.61	1.66	-
Other revenues[2]	75.28	55.74	35.1
Total operating revenues	**1,212.93**	**735.70**	**64.9**

[1] Represents 40% of Dédalo revenues. The company Dédalo is the output of a merger between Prisaprint and Polestar Spain and the equity holding of Ibersuizas (20%).
[2] Includes: e-commerce revenues, Internet services, music, asset disposals and other revenues.

The integration of Sogecable has resulted in a redistribution of the contribution of the different sources of revenues: adverting revenues decrease its weight to 30% of total operating revenues; subscriber revenues from Sogecable represent 21%, books and rights sales 18% and newspapers and magazine sales 8%.

The chart below shows the contribution to revenues in the first half of 2005 and 2006.


30%
21%
18%
8%
5%
18%
36%
26%
14%
10%
14%
January-June 2006
January-June 2005
Advertising
Subscribers
Books and rights
Newspapers
Add-ons
Other

<u>Geographic revenue breakdown</u> was the following:

January-June 2006


18%
82%
Spain
International

January-June 2005


23%
77%
Spain
International

The integration of Sogecable reduces the weight of the **<u>international revenues.</u>**

In the first half of 2006 18% of total revenues came from foreign countries compared to 23% in the same period of 2005.

Out of the international revenues, 76% came from Santillana, 21% came from Radio and Newspapers and 3% from Dédalo (Printing).

➢ Advertising revenues

Group advertising revenues (€360.20 million) increased by 37.8%. This increase includes the revenues from the full consolidation of Antena 3 Radio and Sogecable since January 1, and April 1, 2006 respectively. Discounting these two effects, the Group advertising revenues would have increased by 10%. Advertising revenues by business is shown below:

ADVERTISING REVENUES € Million	JANUARY-JUNE		
	2006	2005	Chg. %
Press			
El País	106.61	100.44	6.1
Specialized & Regional press	25.59	21.63	18.3
-As	10.20	7.47	36.5
-Cinco Dias	5.06	4.65	8.9
Radio			
Spain	123.66	105.13	17.6
International	32.64	24.14	35.2
Audiovisual			
Local TV (Localia)	9.70	9.55	1.6
Cuatro	54.1	-	-
Digital+	8.1	-	-
Digital			
Prisacom	4.66	2.31	101.7

➢ Subscriber revenues

Subscriber revenues came from the Pay TV business of Sogecable in the period April-June 2006. During the second quarter, Digital+ has continued increasing its subscriber base, adding 4,200 new net subscribers. As of June 30, 2006, the total number of subscribers in the DIGITAL+ platform is 1,990,000.

Digital + subscribers evolution (thousands of subscribers)


1.776
1.854
1.960
1.985
1.990
jun-05
sep-05
dic-05
mar-06
jun-06

In the second quarter of 2006, the average revenue per user (ARPU) was €42.4 per month, reflecting the anticipated end of the soccer league championship in the pay-per-view (PPV) services.

Digital+ ARPU Evolution (euros)


47.9
43.4
46.1
47.2
42.4
6,0
41,9
3,1
40,3
7,2
38,9
8,7
38,5
4,1
38,3
2Q05
3Q05
4Q05
1Q06
2Q06
Subscription
PPV

➢ Books and rights sales

In the first six months of 2006, books and rights sales increased by 15.7% (€218.10 million compared to €188.53 million in the fist half of 2005).

The education campaigns in the South American countries take place in the fist half of the year and most of the countries had a good performance, such as Brazil (+43.0%), Argentina (+36.7%) and Chile (+46.7%). Part of the campaigns of Spain and Mexico have also taken place in the first half of 2006 although me most important sales usually take place in the third quarter of the year.

The geographic breakdown of revenues in the first half of the year was:


Mexico
16%
Brazil
23%
Chile
6%
Argentina
5%
Peru
6%
Other American countries
17%
Spain & Portugal
27%

➢ Newspapers and magazine sales

In the first half of 2006, revenues from the sale of **newspapers and magazines** (€101.28 million) decreased by 4.1%, as the general circulation trend of newspapers in the developed countries.

El País average daily circulation in the first half of 2006 was 453,862 copies and 787,149 copies in the Sunday edition. According to the results released by EGM ("segunda ola 2006"), El País repeats its audience leadership among the general interest newspapers with an average daily number of readers of 1,970,000 people and increases its market share by 0,2% compared to the other five national newspapers.

Evolution of the Group's newspapers average daily circulation

	January-June 2006	January-June 2005	Chg. %	Year 2005
El País	453,862	490,589	(7.5)	453,602
AS	203,091	207,936	(2.3)	209,585
Cinco Días	33,574	31,172	7.7	30,427

➢ **Revenues from Add-ons**

In the first half of 2006, revenues from add-ons reached €65.67 million. The contribution of this business to the operating profit (EBIT) was €15.55 million compared to €22.1 million in the first half of 2005.

In the period January-June 2006, revenues from add-ons in **El País** reached €54.3 million and had an EBIT margin of 27.9%. It is worth highlighting the add-on related to Mozart which sold an average of 115,700 daily copies.

Prisa Innova is the company set up to manage and coordinate all the add-ons in the Group. The company has reached agreements with third parties for the sale of add-ons, such as le Monde in France, Corriere Della Sera in Italy and Diario de Noticias and Jornal de Noticias in Portugal. In the first half of 2006 Prisa Innova reached €2.8 million in revenues. Prisa Innova will continue its expansion to other countries, especially in Latin America.

➢ **Printing sales**

The printing sales reached €27.42 million, 12.6% lower than the same period of 2005.

➢ **Audiovisual revenues**

In the first half of 2006, audiovisual revenues reached €88.41 million compared with €15.09 million in the first half of 2005. This difference is explained by the integration of Sogecable in the Group accounts since April 1, 2006. In 2006, the audiovisual revenues figure includes

the sale of audiovisual rights, audiovisual production, movies distribution revenues (Sogecable and Plural) and the sale of channels to cable operators by Sogecable.

- **Revenues from fixed assets**

The amount of €19.61 million includes the €18.45 million capital gain from the disposal of the 20% stake of Grupo Latino de Radio (GLR), the company that integrates the international radio activities, to the Spanish media group Grupo Godó. The selling price of the 20% stake was €35 million.

- **Other revenues**

Other revenues include the sale of e-commerce, Internet services, sales related to music, telesales (Sogecable), transmission services (Sogecable) and other revenues.

OPERATING PROFIT (EBIT)

In the first half of 2006, the Group operating profit (EBIT) reached €159.5 million compared to €112.1 million in the same period of 2005 (+42.3%).

The operating profit by business areas is shown bellow:

EBIT (€ Million)


El País: 70.7
Spec. Press:7.2
Inter. Press: 0.1
78
Spanish radio: 40.7
Int Radio: -2.7
Music: -0.2
38
26
Local TV: -11.0
Plural: -1.6
Sogecable: 15.4
3
0
14
TOTAL
Press
Radio
Education-Publishing
Audiovisual
Digital
Other*

* "Other" includes Printing activities, Advertising agency (GDM), Distribution and Real Estate activities.

In the period January-June 2006, the EBIT margin was 13.1% compared to 15.2% in the same period of 2005. This is due mainly to the integration of Sogecable. EBITDA margin moved from 21.8% in the first half of 2005 to 21.5% in 2006.

The main highlights of the operating profit are:

- Improvement of the operating margins at **Radio in Spain:** EBIT margin increased by more that eight percentage points growing from 21.3% in the first half of 2005 to 29.4% in 2006. The good performance of the margins is explained by the strong advertising revenues plus the full consolidation of Antena 3 Radio in 2006.

- Good performance of the **books and rights sales**: the strong increase of Education-Publishing revenues (+15.9%) has resulted in a 54.8% increase at the operating level.

- The operating profit at **Specialized and Regional Press increased by 45.6% reaching €7.19 million** compared to €4.94 million in the same period last year. It is worth stressing the performance of AS, which improved its operating profit by 63.4%, due to the strength of advertising revenues.

- **Improvement of Prisacom operating profit,** that reached break-even (€0.06 million) in the first half of 2006 compared to a loss of €2.99 million in the same period of 2005.

- **Sogecable full consolidation** since April 1, 2006. Sogecable has contributed €15.4 million to the Group operating profit in the period January-June 2006.

NET PROFIT

The net financial expense of the Group reached €40.47 million compared to €5.71 million in the same period 2005. This difference is due to the increase of debt in order to face the expense of the public tender offer for the 20% in Sogecable and also due to the global consolidation of Sogecable's result since April 1, 2006.

During the first half of the year, the tax audit carried out by the Tax Authorities starting in July 2004 have come to and end. Some tax assessments have been issued for a total amount of €34.7 million related to the Corporate Income tax for the period 1999-2002. Since the Group does not concur with the criteria applied by the tax inspection Authorities, the Company has signed disagreement and will file appeals in the appropriate jurisdictions. No additional material liabilities are expected to arise according to the company Management and the tax advisors.

Net profit decreased by 8.3% reaching €67.26 million compared to €73.31 million in the same period of 2005.

BALANCE SHEET

ASSETS	Million € 06/30/2006	Million € 12/31/2005
FIXED ASSETS	**2,730.90**	**1,295.23**
Intangible fixed assets	413.76	91.72
Property, plant & equipment	508.14	324.29
Long term financial investments	77.29	78.70
Investment in associates	267.37	644.84
Investment property	12.14	12.31
Assets held for sale	0.69	2.45
Deferred tax assets	1,438.99	140.92
Other fixed assets	12.53	0.00
GOODWILL	**1,572.55**	**225.73**
CURRENT ASSETS	**1,200.52**	**626.20**
Inventories	261.86	104.27
Accounts receivable	892.86	493.55
Short term financial investments	4.35	5.13
Cash & cash equivalents	41.45	23.24
TOTAL ASSETS	*5,503.97*	*2,147.15*

LIABILITIES AND SHAREHOLDERS EQUITY	Million € 06/30/2006	Million € 31/12/2005
SHAREHOLDERS EQUITY	**1,180.61**	**865.25**
Issued capital	21.88	21.88
Reserves	821.90	671.66
Retained earnings	67.26	152.81
Minority interest	269.57	18.90
LONG TERM LIABILITIES	**2,742.08**	**540.14**
Long term financial debt	2,178.44	311.09
Other long term debt	362.38	161.17
Other long term liabilities	201.25	67.88
LIABILITIES FROM DISCONTINUED ACTIVITIES	**0.00**	**5.30**
CURRENT LIABILITIES	**1,581.29**	**736.46**
Short term financial debt	552.60	320.17
Trade accounts payable	792.55	211.43
Other short term liabilities	207.14	198.01
Accrual accounts	29.00	6.85
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	*5,503.97*	*2,147.15*

INVESTMENTS

In the first half of 2006, Grupo Prisa invested €1,091.83 million in fixed assets. By business unit, investments were as follows:

JANUARY-JUNE 2006 INVESTMENTS	Million €
PRESS	**5.78**
El País	5.13
Specialized & regional press	0.55
International press	0.10
RADIO	**31.76**
Radio in Spain	5.69
International Radio	26.01
Music	0.06
EDUCATION-PUBLISHING	**19.19**
AUDIOVISUAL	**28.40**
Local Television (Localia)	1.36
TV Production (Plural)/Cinema (Tesela)	3.24
Sogecable	23.80
DIGITAL	**0.33**
OTHER	**1,006.37**
Printing	2.73
Prisa	1,003.11
Other	0.53
Total	**1,091.83**

The most important investments were done by Prisa and they include €999.52 million invested in the acquisition of the 20% stake in Sogecable after the success of the take over bid. The International Radio investments include €19.66 million from the acquisition of the programming rights of Clear Channel and the commercial management rights of an AM radio station that it is broadcasted in the area from the north part of Baja California, Mexico, up to Los Angeles, California. Sogecable's investments for the period April-June 2006 were €23.80 million.

Investments breakdown by type of asset was the following:

JANUARY-JUNE 2006 INVESTMETS	Million €
Tangible fixed assets	30.24
Intangible fixed assets	57.71
Financial Investments	1,003.88
TOTAL INVESTMENTS	**1,091.83**

NET FINANCIAL POSITION

Net bank debt as of June 30, 2006 was 2,685.24 million compared to €602.90 million in December 31, 2005.

NET DEBT 06/30/2006	Million €
Financial debt	2,731.04
Long term	2,178.44
Short term	552,60
Cash and cash equivalents	(45.80)
Net debt	**2,685.24**

In the first half of 2006 total net debt increased by €2,082.34 million mainly due to the acquisition of a 20% stake in Sogecable after the success of the take over bid ended in March, 2006. On the basis of this acquisition, the Group carried out a restructuring of its debt and signed, on May 19, 2006 a syndicated loan for a maximum of €1,600 million with a group of 40 banks. The underwriting, which is divided in two tranches, expires in 2013. The initial margin for both tranches is 80 basic points per year until December 31, 2006. After such date the margin will be determined on the basis of the EBITDA/Net Debt ratio.

The Net Debt as of June 30, 2006 incorporates Sogecable's Net Debt (€1,010.05 million). Therefore, excluding Sogecable's debt, Grupo Prisa's net financial position is to €1,675.19 million.

CASH-FLOW

Million €	06/30/2006
EBIT	**159.48**
Depreciation & amortization	89.76
Change in working capital	55.43
Capex	(87.95)
Operating cash flow	**216.73**
Financial investments	(1,003.88)
Financial result	(40.47)
Dividends	(30.20)
Taxes	(40.79)
Other	(1,183.72)
NET DEBT CHANGE	**2,082.34**

In the first half of 2006, Grupo Prisa Cash Flow is influenced by the full consolidation of Sogecable since April 1. The effect of this consolidation has increased the Group Net Debt by €1,010.05 million.

During the first half of 2006 the operating cash flow amounted to €216.73 million. It is worth highlighting the financial investments (€1,003.88 million) which mainly include the 20% investment in Sogecable.

RELEVANT EVENTS RELEASED

Clear Channel Agreement

On January 26, Grupo Prisa announces that it has obtained authorization from the regulatory authorities to acquire programming and management rights of a radio station (AM) that it is broadcasted in the region from north of Baja Californa, Mexico, to Los Angeles, California.

Antena 3 Radio

On March 29, Grupo Prisa announces that it has obtained the mandatory authorizations from competition authorities as well as those required under specific legislation governing the broadcasting sector in order to concentrate SER and Antena 3 Radio. Antena 3 Radio figures are integrated in a global consolidation basis since January 1, 2006.

International Media

On April 20, the Group announced the acquisition of a 16.8% and a 7.2% stakes in International Media from Courical Holding, B.V. and Berggruen Holdings Limited, respectively. This acquisition was part of the agreement signed when Grupo Prisa acquired a 33.0% stake of Media Capital in November 2005.

Unión Radio

On April 14, Grupo Prisa, together with Grupo Godó, announced the agreement to group its stakes in SER, Antena 3 Radio and Grupo Latino de Radio (GLR) in order to create the largest radio company in the Spanish speaking market. The new company (Unión Radio) is 80% owned by Grupo Prisa and 20% by Grupo Godó.

MAIN EVENTS AFTER FIRST HALF 2006

Santillana and Indra will develop a digital platform related to education and training content. Both companies, have been granted with a public contest to develop a huge platform for digital contents to help the educational community with a training tool. The conquest has been granted by Red.es, a company of the Ministry of Industry for a total amount of €4.8 million to be executed during 3 years. This initiative belongs to the program "Internet in school" and represents an important event in the development of the digital world which will provide teachers and students with digital tools and contents for the needs of every school.

Telefónica announced that it had reached an agreement with Iberbanda, by means of which, Telefonica will own 51% of the Company. After this agreement, Iberbanda main shareholders are as follows: Telefónica (51%), Grupo Prisa and Informaática El Corte Ingles (21.69% each) and Omega Capital (5.62%).

APPENDIXES

I. Operating revenues by Business Unit
II. Operating expenses by Business Unit
III. EBIT by Business Unit
IV. EBITDA by Business Unit
V. Cuatro audience share

Appendix I

OPERATING REVENUES € Million	JANUARY-JUNE 2006	2005	Chg. %
Press Revenues	**304.54**	**315.13**	**(3.4)**
El País	226.47	242.12	(6.5)
Advertising	106.61	100.44	6.1
Circulation	64.44	71.59	(10.0)
Add-ons	54.29	69.03	(21.4)
Other	1.13	1.06	7.0
Specialized & Regional press	75.41	69.51	8.5
AS	38.16	34.09	11.9
Cinco Días	11.01	9.83	12.0
Other[3]	25.94	24.93	4.0
International press	3.99	4.02	(0.7)
Consolidation adjustments	(1.33)	(0.52)	-
Radio Revenues	**183.01**	**151.34**	**20.9**
Radio in Spain	138.26	118.20	17.0
International Radio	33.86	25.29	33.9
Music	10.99	7.93	38.6
Consolidation adjustments	(0.10)	(0.08)	-
Education-Publishing	**225.72**	**194.80**	**15.9**
Audiovisual Revenues	**445.40**	**26.04**	**-**
Sogecable[4]	420.85	-	-
Plural	7.13	8.31	(14.2)
Local TV	17.42	17.73	(1.7)
Digital	**14.28**	**9.69**	**47.3**
Other Revenues	**106.23**	**83.43**	**27.3**
Printing	37.51	38.56	(2.7)
GDM	12.33	11.89	3.7
Distribution	15.58	15.01	3.8
Other	40.80	17.97	-
Consolidation adjustments	**(66.25)**	**(44.73)**	
TOTAL	**1,212.93**	**735.70**	**64.9**

[3] Other includes Regional press and Magazines
[4] Prisa fully consolidates Sogecable since Abril 1, 2006

Appendix II

OPERATING EXPENSES € Million	JANUARY-JUNE 2006	 2005	 Chg. %
Press	**226.56**	**229.11**	**(1.1)**
El País	155.78	161.42	(3.5)
Specialized & Reginal press	68.22	64.57	5.6
AS	32.20	30.44	5.8
Cinco Días	10.31	9.11	13.2
Other[5]	24.72	23.80	3.8
International press	3.90	3.64	7.3
Consolidation adjustments	(1.33)	(0.52)	-
Radio	**145.25**	**128.98**	**12.6**
Radio in Spain	97.59	92.99	5.0
International Radio	36.54	26.94	35.6
Music	11.22	9.14	22.8
Consolidation adjustments	(0.10)	(0.08)	-
Education-Publishing	**199.22**	**177.68**	**12.1**
Audiovisual	**442.64**	**34.69**	**-**
Sogecable[6]	405.48	-	-
Plural	8.75	8.80	(0.6)
Local TV	28.42	25.89	9.8
Digital	**14.22**	**12.68**	**12.2**
Other Expenses	**70.72**	**88.33**	**(19.9)**
Printing	40.01	39.61	1.0
GDM	8.26	8.36	(1.2)
Distribution	14.79	13.69	8.1
Other	7.66	26.67	-
Consolidation adjustments	**(45.18)**	**(47.83)**	**-**
TOTAL	**1,053.44**	**623.64**	**68.9**

[5] Other includes Regional press and Magazines
[6] Prisa fully consolidates Sogecable since April 1, 2006

Appendix III

EBIT € Million	JANUARY-JUNE 2006	 2005	 Chg. %
Press	**77.98**	**86.02**	(9.3)
% margin	**25.%**	**27.3%**	
El Pais	70.70	80.71	(12.4)
% margin	31.2%	33.3%	
Specialized and Regional press	7.19	4.94	45.6
AS	5.7	3.65	63.4
% margin	15.6%	10.7%	
Cinco Días	0.70	0.72	(2.9)
% margin	6.3%	7.3%	
Other[7]	1.22	1.13	8.0
% margin	4.7%	4.5%	
International press	0.09	0.39	(76.4)
% margin	2.3%	9.6%	
Radio	**37.76**	**22.36**	**68.8**
% margin	**20.6%**	**14.8%**	
Radio in Spain	40.66	25.21	61.3
% margin	29.4%	21.3%	
International Radio	(2.67)	(1.65)	(61.9)
% margin	(7.9%)	(6.5%)	
Music	(0.23)	(1.20)	80.7
% margin	(2.1%)	(15.2%)	
Education-Publishing	**26.49**	**17.12**	**54.8**
% margin	**11.7%**	**8.8%**	
Audiovisual	**2.76**	**(8.65)**	-
% margin	**0.6%**	**(33.2%)**	
Sogecable[8]	15.37	-	-
% margin	3.7%	-	
Plural	(1.62)	(0.48)	-
% margin	(22.7%)	(5.8%)	
Local TV	(11.0)	(8.16)	(34.7)
% margin	(63.1%)	(46.1%)	
Digital	**0.06**	**(2.99)**	-
% margin	**0.4%**	**(30.8%)**	
Other	**14.44**	**(1.81)**	-
Printing	(2.50)	(1.05)	(137.2)
% margin	(6.7%)	(2.7%)	
GDM	4.08	3.53	15.5
% margin	33.0%	29.7%	
Distribution	0.79	1.33	(40.3)
% margin	5.1%	8.8%	
Other	12.07	(5.61)	-
TOTAL	**159.48**	**112.06**	**42.3**
% EBIT margin	**13.1%**	**15.2%**	

7 Other includes Regional Press and Magazines
8 Prisa fully consolidates Sogecable since April 1, 2006

Appendix IV

EBITDA Million €	JANUARY-JUNE 2006	2005	Chg. %
Press	**85.19**	**93.05**	**(8.4)**
% margin	**28.0%**	**29.5%**	
El País	76.65	86.41	(11.3)
% margin	33.9%	35.7%	
Specialized and regional press	8.19	5.90	38.8
AS	6.33	4.02	57.8
% margin	16.6%	11.8%	
Cinco Días	0.94	0.94	0.1
% margin	8.6%	9.6%	
Other[9]	1.53	1.39	9.8
% margin	5.9%	5.6%	
International press	0.35	0.74	(52.8)
% margin	8.7%	18.4%	
Radio	**44.05**	**27.59**	**59.6**
% margin	**24.1%**	**18.2%**	
Radio in Spain	44.17	27.70	59.5
% margin	32.0%	23.4%	
International Radio	(0.18)	0.63	-
% margin	(0.5%)	2.5%	
Music	0.05	(0.74)	-
% margin	0.5%	(9.3%)	
Education-Publishing	**50.32**	**43.28**	**16.3**
% margin	**22.3%**	**22.2%**	
Audiovisual	**58.06**	**(5.81)**	-
% margin	**13.0%**	**(22.3%)**	
Sogecable[10]	67.64	-	-
% margin	16.1%	-	
Plural	0.06	1.03	(94.0)
% margin	0.9%	12.4%	
Local Television	(9.64)	(6.84)	(41.0)
% margin	(55.3%)	(38.6%)	
Digital	**1.00**	**(1.85)**	-
% margin	**7.0%**	**(19.1%)**	
Other	**22.77**	**4.06**	-
Printing	0.79	2.75	(71.4)
% margin	2.1%	7.1%	
GDM	4.31	3.71	16.0
% margin	34.9%	31.2%	
Distribution	0.89	1.38	(35.3)
% margin	5.7%	9.2%	
Other	16.78	(3.79)	-
TOTAL	**261.39**	**160.32**	**63.0**
% EBITDA margin	**21.5%**	**21.8%**	

9 Other includes Regional Press and Magazines
10 Prisa fully consolidates Sogecable since April 1, 2006

Appendix V

Cuatro has reinforced its programming offer with a variety of programs focused on entertainment, contests, fiction series, news, interviews and *late-night shows*. During the second quarter of 2006, Cuatro has continued increasing its audience levels, following the same trend shown since the date of its first broadcast in November 7, 2005.

Audience figures of Cuatro during this first six months of 2006 are as follows:


5.0%
5.70%
5.3%
6.00%
5.6%
6.70%
5.8%
6.30%
6.2%
6.70%
7.5%
8.80%
January
February
March
April
May
June
24 Hours
Prime time

<u>For further information</u>:

Grupo Prisa
Institutional Investor Relations Department
Gran Vía 32, 6th floor
Telphone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

Promotora de Informaciones, S.A.

Special Report Required under the
Ministerial Order dated September 30, 1992,
Relating to the Half-Yearly Information
as of June 30, 2006, for the
Spanish National Securities Market Commission
(CNMV)

Deloitte.

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

SPECIAL REPORT REQUIRED UNDER THE MINISTERIAL ORDER DATED SEPTEMBER 30, 1992

To the Directors of Promotora de Informaciones, S.A. for submission to the Spanish National Securities Market Commission (CNMV):

Having audited the individual financial statements of Promotora de Informaciones, S.A. for the year ended December 31, 2005, on February 17, 2006, we issued our auditors' report in which we expressed an opinion qualified for the following matter:

"PROMOTORA DE INFORMACIONES, S.A. (PRISA), as the head of a Group, presents consolidated financial statements in accordance with the International Financial Reporting Standards adopted by the European Union (EU-IFRSs). On this same date we issued our auditors' report on the 2005 consolidated financial statements referred to above, in which we expressed an unqualified opinion. Based on the content of those consolidated financial statements prepared in accordance with EU-IFRSs, the total volume of consolidated equity amounts to €865,255 thousand, the consolidated income for the year totals €152,809 thousand and the total volume of assets and sales amounts to €2,147,153 thousand and €1,483,091 thousand, respectively. Also, as indicated in Note 4-d to the financial statements referred to above, the Company values its investments in Group and associated companies at the lower of acquisition cost or underlying book value adjusted, where appropriate, for the amounts of goodwill existing as of December 31, 2005, in the Group's consolidated financial statements prepared in accordance with EU-IFRSs, and records, where appropriate, the related allowance. However, the Company should have recorded the aforementioned investment valuation allowance in accordance with section 2 (Value adjustments) of Valuation Standard 8 (Marketable securities) in section 5 of the Spanish National Chart of Accounts and with the technical accounting standards in force in Spain relating to the methods to be applied to reflect in the valuation of investments the effect of the amortization of goodwill existing at year-end on the value of the investment recorded under the "Long-Term Investments" caption in the balance sheet in the individual financial statements referred to above. Had the aforementioned methods been applied, net income for 2005 would have decreased and the balance of the "Provisions for Group and Associated Companies" account as of December 31, 2005, would have increased by €19,438 thousand."

As requested by you, we have analyzed the information relating to the updated situation of the above-mentioned qualification and its effect on the accompanying half-yearly information on the financial statements as of June 30, 2006, which was prepared by PROMOTORA DE INFORMACIONES, S.A., pursuant to the Ministerial Order dated September 30, 1992, and CNMV Circular 3/1994, which modify the forms for the periodic public reporting of listed entities.

We attach, as an Exhibit to this report, the report of the directors of Promotora de Informaciones, S.A. reporting on the situation at the half-yearly closing concerning the qualification included in the auditors' report on the individual financial statements for the preceding year.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414. inscripción 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso - 28020 Madrid

Member of
Deloitte Touche Tohmatsu

Our analysis was performed in accordance with the Technical Rule established for this purpose and approved by the Spanish Accounting and Audit Institute (ICAC) Resolution dated July 28, 1994, which, due to its scope, which is substantially less extensive than that of an audit of financial statements, does not enable us to express an opinion on the accuracy of the other half-yearly individual information or to assure that, had supplementary audit procedures been applied, we would not have identified other material matters to draw to your attention. Also, for this reason, we do not express an opinion on the half-yearly individual financial information as of June 30, 2006.

As a result of our analysis, we confirm to you that the qualification included in our auditors' report on the individual financial statements of Promotora de Informaciones, S.A. was not corrected in the accompanying half-yearly information on the individual financial statements. As indicated in the accompanying directors' report, in the first half of 2006 the Group continued to use as of June 30, 2006, the same methods to value its holdings in Group and associated companies as those applied in the financial statements of Promotora de Informaciones, S.A. for the year ended December 31, 2005, since the Company's directors consider that both the individual financial statements and the Group's consolidated financial statements thus uniformly reflect the valuation of the holdings in Group and associated companies, a discrepancy in methods which, as established to date by draft law 121/000086 reforming and adapting corporate and commercial law on accounting matters with a view to its international harmonization based on EU-IFRSs, could be resolved in the short term, since under the new standards goodwill may not be amortized, without prejudice to any impairment tests performed at least at each year-end.

Accordingly, had the methods established in section 2 (Value adjustments) of Valuation Standard 8 (Marketable securities) in section 5 of the Spanish National Chart of Accounts and in the technical accounting standards in force in Spain relating to the methods to be applied to reflect in the valuation of investments the effect of the amortization of goodwill existing at year-end been applied in the individual financial statements as of June 30, 2006, net income as of that date would have decreased and the balance of "Long-Term Investments – Provisions for Group and Associated Companies" would have increased by €44,414 thousand.

This special report was prepared solely in compliance with the Ministerial Order dated September 30, 1992, for the exclusive use of the Spanish National Securities Market Commission and must not be used for any other purpose.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Luis Jiménez Guerrero

July 24, 2006

Grupo PRISA

Madrid, July 24, 2006

Gentlemen:

In compliance with the Ministerial Order dated September 30, 1992, on the obligation to report on the updated situation of the qualification expressed in the auditors' report issued on February 17, 2006, on the financial statements of Promotora de Informaciones, S.A. for the year ended December 31, 2005, set forth below is a detail of our representations regarding the updated situation of the above-mentioned qualification.

In the half-yearly information relating to the six-month period ended June 30, 2006, the methods used by the Board of Directors of Promotora de Informaciones, S.A. to value its holdings in Group and associated companies, with respect to which the Company's auditors expressed a qualified opinion in their auditors' report, are the same as those applied in the 2005 financial statements.

The Board of Directors considers that the aforementioned financial statements for the year ended December 31, 2005, present, in all material respects, a true and fair view of the net worth and financial position of Promotora de Informaciones, S.A. and of the results of its operations in the year then ended, as required by current corporate and commercial law, and use the same methods to value its holdings in other companies as those applied in its consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (EU-IFRSs).

Valuation methods applied by the Company-

As indicated in Note 4-d to the financial statements of Promotora de Informaciones, S.A. as of December 31, 2005, the Company uses the following method to value its holdings in other companies:

> *The Company values its holdings in Group and associated companies and its long-term investment securities at the lower of acquisition cost or underlying book value, adjusted by the amount of the goodwill disclosed at the time of the acquisition and still existing at the date of subsequent valuation, in the Group's consolidated financial statements prepared in accordance with IFRSs, and records the related allowance, where appropriate. Accordingly, the same valuation method is used as that employed in the Group's consolidated financial statements.*

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

The position of the Board of Directors of Promotora de Informaciones, S.A. vis-à-vis the update of the qualification included in the auditors' report is as follows:

Update of the matter as of June 30, 2006-

In order to continue to uniformly and consistently reflect, in both the individual financial statements and the Group's consolidated financial statements, the valuation of the holdings in Group and associated companies, as of June 30, 2006, the Company continues to apply the valuation methods described above.

We consider that the current discrepancy between the methods established by the Spanish National Chart of Accounts and the International Financial Reporting Standards for the treatment of goodwill gives rise to an inconsistent recognition of the book value of a single holding, depending on whether it is recorded in the Company's individual financial statements or in the Group's consolidated financial statements.

Accordingly, in order to consistently present the value of this type of holding, the Company decided to apply a single valuation method. Since the Company is the listed parent company of a corporate group, it is subject to IFRSs and, therefore, it adopted the valuation methods indicated therein.

Also, the Company considered that in the process of reforming and adapting corporate and commercial law on accounting matters commenced by the Spanish Accounting and Audit Institute (ICAC), the discrepancies in the treatment of goodwill, which affect the valuation of the holdings in Group and associated companies, should be analyzed and resolved.

In this connection, it should be noted that at the date of this report ICAC has published a preliminary bill to reform and adapt corporate and commercial law on accounting matters with a view to its international harmonization based on EU-IFRSs. Article 39 of Section Two of the preliminary bill establishes that "Goodwill may only be recorded on the asset side of the balance sheet when it has been acquired for consideration. Goodwill may not be amortized, but rather it must be written down in the event of impairment. The adjustments made to goodwill since its acquisition must be disclosed in the notes to financial statements."

We understand that the sole purpose of the change contemplated by the preliminary bill is the elimination of the discrepancy in the treatment of goodwill that currently exists between the two sets of accounting standards so that the individual financial statements present, in all material respects, a true and fair view of the Company's net worth and financial position and of the results of its operations.

Very truly yours,

Promotora de Informaciones, S.A.

Juan Luis Cebrian

Chief Executive Officer